Filed Pursuant to Rule 253(g)(2)

File No. 024-11740

SUPPLEMENT NO. 1 DATED FEBRUARY 25, 2022

TO THE OFFERING CIRCULAR DATED FEBRUARY 17, 2022

MASTERWORKS 101, LLC

This Supplement No. 1 dated February 25, 2022, supplements the Offering Circular of Masterworks 101, LLC dated February 17, 2022 which forms an integral part of the offering statement on Form 1-A originally filed by us with the Securities and Exchange Commission on December 6, 2021 and qualified on February 15, 2022, as may be further amended and supplemented (the “Offering Circular”). This Supplement No. 1 should be read in conjunction with the Offering Circular (including the disclosures incorporated by reference therein). Unless otherwise defined in this Supplement No. 1, capitalized terms used in this Supplement No. 1 shall have the same meaning as set forth in the Offering Circular.

The purpose of this Supplement No. 1 is solely to reflect the fact that, effective immediately, the minimum investment amount per investor is $500. Any reference in the Offering Circular to a minimum investment amount per investor of “$15,000 (750 Class A shares)” is replaced in its entirety with reference to “$500 (25 Class A shares).”

Except as set forth in this Supplement No. 1, the Offering Circular remains unchanged.